UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)1

Obsidian Energy Ltd.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

674482 10 4

(CUSIP Number)

David A. lorber

FRONTFOUR CAPITAL GROUP LLC
35 Mason Street, 4th Floor
Greenwich, Connecticut 06830
(203) 274-9050

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 6, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 674482 10 4

1	NAME OF REPORTING PERSON

FRONTFOUR CAPITAL GROUP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		29,342,752
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

29,342,752
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

29,342,752
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%
14	TYPE OF REPORTING PERSON

IA

2

CUSIP NO. 674482 10 4

1	NAME OF REPORTING PERSON

FRONTFOUR MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		23,991,095
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

23,991,095
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,991,095
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP NO. 674482 10 4

1	NAME OF REPORTING PERSON

FRONTFOUR OPPORTUNITY FUND
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

BRITISH COLUMBIA, CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		603,400
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

603,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

603,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

LESS THAN 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP NO. 674482 10 4

1	NAME OF REPORTING PERSON

FRONTFOUR CAPITAL CORP.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

BRITISH COLUMBIA, CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		603,400
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

603,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

603,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

LESS THAN 1%
14	TYPE OF REPORTING PERSON

CO

5

CUSIP NO. 674482 10 4

1	NAME OF REPORTING PERSON

FRONTFOUR ENERGY FUND
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

ONTARIO, CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		588,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

588,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

588,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

LESS THAN 1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP NO. 674482 10 4

1	NAME OF REPORTING PERSON

FRONTFOUR ENERGY GP INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

ONTARIO, CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		588,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

588,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

588,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

LESS THAN 1%
14	TYPE OF REPORTING PERSON

CO

7

CUSIP NO. 674482 10 4

1	NAME OF REPORTING PERSON

STEPHEN LOUKAS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		259,400
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		30,534,152
PERSON WITH	9	SOLE DISPOSITIVE POWER

259,400
	10	SHARED DISPOSITIVE POWER

30,534,152
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

30,793,552
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP NO. 674482 10 4

1	NAME OF REPORTING PERSON

DAVID A. LORBER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		600,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		30,534,152
PERSON WITH	9	SOLE DISPOSITIVE POWER

600,000
	10	SHARED DISPOSITIVE POWER

30,534,152
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

31,134,152
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP NO. 674482 10 4

1	NAME OF REPORTING PERSON

ZACHARY GEORGE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		30,534,152
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

30,534,152
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

30,534,152
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP NO. 674482 10 4

1	NAME OF REPORTING PERSON

MATTHEW GOLDFARB
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		124,500
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

124,500
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

124,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

LESS THAN 1%
14	TYPE OF REPORTING PERSON

IN

11

CUSIP NO. 674482 10 4

1	NAME OF REPORTING PERSON

STEVEN P. EVANS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

12

CUSIP NO. 674482 10 4

1	NAME OF REPORTING PERSON

MICHAEL J. FAUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

13

CUSIP NO. 674482 10 4

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

On April 6, 2018, FrontFour Capital, on behalf of itself and its affiliates (the “FrontFour Parties”), and the Issuer entered into a Settlement Agreement (the “Settlement Agreement”) in connection with matters relating to the composition of the Board of Directors of the Issuer (the “Board”) and the 2018 annual general meeting of shareholders of the Issuer (the “2018 Annual Meeting”). Accordingly, Matthew Goldfarb, Steven P. Evans and Michael J. Faust are no longer members of a Section 13(d) group with each other or with the other Reporting Persons and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 5 to Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The Shares and call options purchased by each of the Master Fund and the Canadian Fund, the Shares and call options held in the Separately Managed Accounts and the Shares purchased by the Energy Fund, were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 21,266,295 Shares owned directly by the Master Fund is approximately $23,996,397, including brokerage commissions. The aggregate purchase price of the call options exercisable into 2,724,800 Shares owned directly by the Master Fund is approximately $548,267, including brokerage commissions. The aggregate purchase price of the 535,500 Shares owned directly by the Canadian Fund is approximately CAD$1,126,144, including brokerage commissions. The aggregate purchase price of the call options exercisable into 67,900 Shares owned directly by the Canadian Fund is approximately $13,654, including brokerage commissions. The aggregate purchase price of the 4,744,357 Shares held in the Separately Managed Accounts is approximately $8,767,344, including brokerage commissions. The aggregate purchase price of the call options exercisable into 607,300 Shares held in the Separately Managed Accounts is approximately $125,588, including brokerage commissions. The aggregate purchase price of the 588,000 Shares owned directly by the Energy Fund is approximately CAD$974,526, including brokerage commissions. The aggregate purchase price of the 259,400 Shares owned directly by Mr. Loukas is approximately $303,208, including brokerage commissions, and were purchased with personal funds. The aggregate purchase price of the 600,000 Shares owned directly by Mr. Lorber is approximately $836,705, including brokerage commissions, and were purchased with personal funds. The aggregate purchase price of the 124,500 Shares owned directly by Mr. Goldfarb is approximately $342,375, including brokerage commissions, and were purchased with personal funds.

14

CUSIP NO. 674482 10 4

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On April 6, 2018, the FrontFour Parties and the Issuer entered into the Settlement Agreement. Pursuant to the terms of the Settlement Agreement, the Issuer agreed to: (i) include Michael J. Faust and Stephen E. Loukas (the “Directors”) as director nominees in its management information circular for election at the 2018 Annual Meeting and solicit proxies on behalf of and recommend to its shareholders that they vote in favor of the management nominees, including the Directors; (ii) convene and conduct the 2018 Annual Meeting no later than May 11, 2018; and (iii) appoint the Directors as members of any committee of the Board that is formed in respect of a review of strategic alternatives or similar matters.

The FrontFour Parties also agreed to customary standstill restrictions during the period beginning on the date of the Settlement Agreement and ending on the earlier of (i) 60 days prior to the 2019 annual general meeting of shareholders of the Issuer; and (b) April 30, 2019 (the “Restricted Period”). The FrontFour Parties also agreed to vote in favor of the election of all management nominees of the Issuer and all other matters unanimously recommended by the Board at any annual or special meeting of shareholders during the Restricted Period.

The foregoing description of the terms and conditions of the Settlement Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Settlement Agreement, which is referenced as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated as follows:

(a)                The aggregate percentage of Shares reported owned by each person named herein is based upon 504,340,988 Shares outstanding as of December 31, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Form 40-F filed with the Securities and Exchange Commission on March 8, 2018.

As of the close of business on the date hereof, the Master Fund beneficially owned directly 23,991,095 Shares (including 2,724,800 Shares underlying certain call options exercisable within 60 days of the date hereof), the Canadian Fund beneficially owned directly 603,400 Shares (including 67,900 Shares underlying certain call options exercisable within 60 days of the date hereof), 5,351,657 Shares (including 607,300 Shares underlying certain call options exercisable within 60 days of the date hereof) were held in the Separately Managed Accounts, the Energy Fund directly owned 588,000 Shares, Mr. Loukas directly owned 259,400 Shares, Mr. Lorber directly owned 600,000 Shares and Mr. Goldfarb directly owned 124,500 Shares, constituting approximately 4.8%, less than 1%, approximately 1.1%, less than 1%, less than 1%, less than 1% and less than 1%, respectively, of the Shares outstanding.

FrontFour Capital, as the investment manager of the Master Fund and the Separately Managed Accounts, may be deemed to beneficially own the 29,342,752 Shares directly beneficially owned by the Master Fund and held in the Separately Managed Accounts, constituting approximately 5.8% of the Shares outstanding.

15

CUSIP NO. 674482 10 4

FrontFour Corp., as the investment manager of the Canadian Fund, may be deemed to beneficially own the 603,400 Shares directly beneficially owned by the Canadian Fund, constituting less than 1% of the Shares outstanding.

Energy Fund GP, as the general partner of the Energy Fund, may be deemed to beneficially own the 588,000 Shares directly owned by the Energy Fund, constituting less than 1% of the Shares outstanding.

Mr. Loukas, as a managing member and principal owner of FrontFour Capital, a principal owner of FrontFour Corp. and a principal owner and director of Energy Fund GP, may be deemed to beneficially own the 30,534,152 Shares directly beneficially owned in the aggregate by the Master Fund, the Canadian Fund and the Energy Fund and held in the Separately Managed Accounts, which, together with the 259,400 Shares he directly owns, constitute approximately 6.1% of the Shares outstanding.

Mr. Lorber, as a managing member and principal owner of FrontFour Capital, a principal owner of FrontFour Corp. and a principal owner and director of Energy Fund GP, may be deemed to beneficially own the 30,534,152 Shares directly beneficially owned in the aggregate by the Master Fund, the Canadian Fund and the Energy Fund and held in the Separately Managed Accounts, which, together with the 600,000 Shares he directly owns, constitute approximately 6.2% of the Shares outstanding.

Mr. George, as a managing member and principal owner of FrontFour Capital, a principal owner of FrontFour Corp. and a principal owner and director of Energy Fund GP, may be deemed to beneficially own the 30,534,152 Shares directly beneficially owned in the aggregate by the Master Fund, the Canadian Fund and the Energy Fund and held in the Separately Managed Accounts, which constitute approximately 6.1% of the Shares outstanding.

As of the close of business on the date hereof, Messrs. Evans and Faust did not beneficially own any Shares.

Each of FrontFour Capital, the Master Fund, the Canadian Fund, FrontFour Corp., the Energy Fund, Energy Fund GP and Messrs. Loukas, Lorber and George, as a member of a “group” with the other for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the securities of the Issuer owned by the other. The filing of this Schedule 13D shall not be deemed an admission that FrontFour Capital, the Master Fund, the Canadian Fund, FrontFour Corp., the Energy Fund, Energy Fund GP and Messrs. Loukas, Lorber and George are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of FrontFour Capital, the Master Fund, the Canadian Fund, FrontFour Corp., the Energy Fund, Energy Fund GP and Messrs. Loukas, Lorber and George specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(b)               Each of the Master Fund, FrontFour Capital and Messrs. Loukas, Lorber and George have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned directly by the Master Fund.

16

CUSIP NO. 674482 10 4

Each of FrontFour Capital and Messrs. Loukas, Lorber and George have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares held in the Separately Managed Accounts.

Each of the Canadian Fund, FrontFour Corp. and Messrs. Loukas, Lorber and George have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned directly by the Canadian Fund.

Each of the Energy Fund, Energy Fund GP and Messrs. Loukas, Lorber and George have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned directly by the Energy Fund.

Mr. Loukas has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned directly by him.

Mr. Lorber has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned directly by him.

Mr. Goldfarb has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned directly by him.

(c)                The transactions in the securities of the Issuer effected by the Reporting Persons since the filing of Amendment No. 4 to the Schedule 13D are set forth on Schedule B attached hereto. All of such transactions were effected in the open market except as otherwise set forth therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Reference is made to the Settlement Agreement defined and described in Items 2 and 4 above.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

Exhibit No.	Description

99.1	Settlement Agreement by and between Obsidian Energy Ltd. and FrontFour Capital Group LLC, dated April 6, 2018 (incorporated by reference to Exhibit 99.2 to the Form 6-K filed by the Issuer on April 9, 2018).

17

CUSIP NO. 674482 10 4

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 9, 2018	FrontFour Master Fund, Ltd.

	By:	FrontFour Capital Group LLC as Investment Manager

	By:	/s/ David A. Lorber
		Name:	David A. Lorber
		Title:	Managing Member

FrontFour Capital Group LLC

By:	/s/ David A. Lorber
	Name:	David A. Lorber
	Title:	Managing Member

FrontFour Opportunity Fund

By:	FrontFour Capital Corp. as Investment Manager

By:	/s/ David A. Lorber
	Name:	David A. Lorber
	Title:	Authorized Signatory

FrontFour Capital Corp.

By:	/s/ David A. Lorber
	Name:	David A. Lorber
	Title:	Authorized Signatory

FrontFour Energy Fund

By:	FrontFour Energy GP Inc. as General Partner

By:	/s/ David A. Lorber
	Name:	David A. Lorber
	Title:	Authorized Signatory

18

CUSIP NO. 674482 10 4

FrontFour Energy GP Inc.

By:	/s/ David A. Lorber
	Name:	David A. Lorber
	Title:	Authorized Signatory

/s/ David A. Lorber
David A. Lorber

/s/ Zachary George
Zachary George

/s/ Stephen Loukas
Stephen Loukas, individually and as attorney-in-fact for Matthew Goldfarb, Steven P. Evans and Michael J. Faust

19

CUSIP NO. 674482 10 4

SCHEDULE B

Transactions in the Securities of the Issuer Since the Filing of Amendment No. 4 to the Schedule 13D

Class of Security	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

FRONTFOUR CAPITAL GROUP LLC

(Through Separately Managed Accounts)

Common Shares	(15,000)	1.0745	04/09/2018